LocatorX, Inc. DOS/A

Exhibit 6.1

LocatorX & Wiliam D. Meadow EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made on January 21, 2018 effective as of January 1, 2018 (the “Effective Date”), by and between LocatorX, Inc., a corporation formed under the laws of the State of Florida (the “Company”), and William D. Meadow (the “Executive”).

W I T N E S S E T H:

WHEREAS, the Executive has served as the founder, Chairman and CEO of the Company since inception and also serves as the President, Chairman of the Board of Directors, and Chief Executive Officer (“CEO”) of Company’s affiliate, MV Portfolios, Inc. (“Affiliate”); and

WHEREAS, it is intended that the Executive also serve as an officer and director of other affiliates of the Company, including, but not limited to, Visual Real Estate, Inc., a Florida corporation, and 1st Rescue, Inc., a Florida corporation (collectively, with all other affiliated companies, the “Additional Affiliates”); and

WHEREAS, the Executive is currently the owner and holder of options on 4 million Common shares of the Company with a cashless exercise price of $1.35; and

WHEREAS, the Company desires to establish a direct employment agreement with Executive to reflect its agreement with Executive to continue to serve the needs of the Company in the capacity of President, Chairman of the Board of Directors, and Chief Executive Officer and the Executive desires to continue to serve in such capacities; and

WHEREAS, the parties hereto desire to enter into this Agreement to formalize the terms and conditions of the employment relationship between the Executive and the Company;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

Section 1.               Employment.

As of the Effective Date, the Executive shall commence employment to serve as President, Chairman of the Board of Directors, and Chief Executive Officer of the LocatorX and to provide services to the Company and the Additional Affiliates, and the Executive agrees to accept such employment, upon the terms and conditions hereinafter set forth.

Section 2.               Term.

2.1           The Executive’s employment by the Company under this Agreement shall be for a term (the “Term”) commencing on the Effective Date and continuing until the third anniversary date of the Effective Date, unless otherwise terminated pursuant to this Agreement. Notwithstanding the foregoing, if Company doesn’t provide Executive written notice no later than ninety (90) days from the end of any anniversary of the Effective Date, then the Term shall automatically extended for another year so that there is a continuing three year Term.

2.2           The effective date of the termination of Executive’s employment with the Company, regardless of the reason therefore, and whether occurring during or after the Term or Successor Term, is referred to in this Agreement as the “Date of Termination.”

Section 3.               Duties and Responsibilities.

3.1           During the Term, the Executive shall have the position of President, Chairman of the Board of Directors, and Chief Executive Officer of the Affiliate and/or such other title or titles for the Company or the Affiliate as may be agreed between the Executive and the Company. The Executive may also serve as an officer and/or director of the Additional Affiliates. The Executive shall perform such duties and responsibilities as are customary and commensurate with such positions.

3.2           The Company recognizes that the Executive has other obligations with the Additional Affiliates accordingly Executive’s employment by the Company shall not be full-time and exclusive, but Executive shall dedicate sufficient time to his duties which are adequate to discharge his duties to the Company, along with the needs of the Affiliate, and the Additional Affiliates and during the Term the Executive agrees that he will (i) devote his business time and attention, his best efforts, and his skill and ability to promote the interests of the Company; (ii) carry out his duties in a competent and professional manner; (iii) work with other employees of the Company, in a competent and professional manner; and (iv) generally promote the interests of the Company.

3.3           The Executive’s services hereunder shall be performed at the offices of the Affiliate in Jacksonville, Florida, subject to necessary travel requirements of his position and duties hereunder; provided, however, Executive shall not be required to relocate his residence but Executive may wish to give Company notice of relocation which will become his new permanent residence.

Section 4.               Compensation.

4.1           As compensation for his services hereunder, the Company shall pay the Executive, in accordance with its normal payroll periods and practices, base salary compensation during the Term at a rate of Two Hundred Fifty Thousand Dollars ($250,000) per annum, (as increased as provided herein, the “Base Salary. Without limiting the foregoing provision, after the first twelve (12) months of the Term, the Compensation Committee of the Board (the “Compensation Committee”) will review the Executive’s Base Salary on an annual basis, in light of the actual and expected growth of the Company, for the purpose of evaluating an increase in Executive’s annual Base Salary. The Executive’s Base Salary may not be decreased by the Compensation Committee or the Company. It is also acknowledged that as of Jan 1 2018 the Company currently owes Executive: 1) $254,610.34 (via amounts currently owed to MVPI based on the MVPI and LocatorX management agreement in place since Company formation and terminated effective Dec 31, 2017) for unpaid salary, 2) $90,000 (earned via the LocatorX and William D. Meadow March 31, 2017 Royalty agreement which was terminated effective Jan __, 2018) which unpaid balance will earn six percent (6%) interest from the date incurred until paid. The balance will be paid down from working capital based on a formula of at least 5% of equity funds raised from effective date. Notwithstanding the foregoing, the Executive may also receive compensation for the Affiliate and the Additional Affiliates pursuant to royalty agreements or otherwise and such compensation shall not reduce the amounts due hereunder.

4.2           During the Term, the Executive shall be eligible to receive an annual bonus in accordance with the terms and conditions of the Company’s executive bonus program. It is anticipated that earning and payment of any annual bonus will be subject to, among other things, (i) the Company’s achievement of the applicable long-term financial and other goals mutually agreed upon, which may include financial, product development and/or regulatory milestones, (ii) the Company’s financial performance during the immediately preceding fiscal year and (iii) the Executive’s remaining in the employ of the Company as of the end of the applicable fiscal year (except as otherwise set forth in Section 7). The Executive’s target bonus for each year of the Term, if any, shall be established by the Board of Directors Compensation Committee (the “Target Bonus”), and any annual bonus may exceed 100% of the Executive’s Base Salary in any year. The Company shall pay the annual bonus, if any, that is payable with respect to any fiscal year in a lump-sum cash payment within thirty (30) days after the end of such year.

4.3           The Executive shall be included in all incentive, profit sharing, bonus, equity, stock option, life and health insurance plans, or other similar or comparable plans along with Company agreement for additional patent filings applicable to senior executives of the Company, in accordance with the terms thereof.

4.4           The Company shall have the right to deduct and withhold from all compensation all social security and other federal, state and local taxes and charges which are required by law.

4.5           Notwithstanding anything contained herein to the contrary, the Company reserves the right to modify, amend or terminate any employee benefit plan or policy as it deems appropriate in its discretion; provided that unless required by law, the Company shall not amend, modify or terminate any such plan or policy in a manner that treats the Executive differently from other similarly situated employees, nor shall it amend, modify or terminate any such plan or policy without protecting the Executive’s then existing rights under such plan or policy.

Section 5.               Expenses; Fringe Benefits.

5.1           The Company agrees to pay or to reimburse the Executive during the Term for all reasonable, ordinary and necessary out-of-pocket business, home office, or entertainment expenses incurred in the performance of his services hereunder, provided that the Executive submits receipts, expense reports and other information in accordance with the policy of the Company as from time to time in effect.

5.2           During the Term, the Executive and, to the extent eligible, his dependents, shall be entitled to participate in and receive all benefits under any employee benefit plans and programs provided by the Company (including without limitation, medical, dental, disability, group life (including accidental death and dismemberment) and business travel insurance plans and programs) applicable generally to executive officers of the Company, subject, however, to the terms and conditions of the various plans and programs in effect from time to time.

5.3           The Executive shall be entitled to paid vacation during the Term in accordance with the vacation policy of the Company applicable generally to executive officers of the Company in effect from time to time, but not less than six (6) weeks per year, to be taken at such time(s) as shall not materially interfere with the Executive’s fulfillment of his duties hereunder, and shall be entitled to as many holidays, sick days and personal days as are in accordance with the Company’s policy then in effect for its executive officers generally. In the event that Executive does not take the vacation or sick days, at the end of each year, they shall be rolled over and useable in subsequent years up to a maximum of 12 weeks and may be cashed in by Executive at a rate equal to the previous 12 months of compensation.

Section 6.              Termination. The Term and Executive’s employment hereunder may terminate prior to the dates provided for in Section 2 as set forth below, subject to the applicable provisions of Section 7 with respect to post-termination payments and benefits.

6.1           The Term will terminate immediately upon the Executive’s death or upon thirty (30) days’ prior written notice by the Company, in the case of a determination of the Executive’s Permanent Disability. As used herein, the term “Permanent Disability” means the inability to perform the services requested hereunder by virtue of illness of physical or mental incapacity or disability (from any cause or causes whatsoever) in substantially the same manner and to the extent required hereunder prior to the commencement of such disability, and the Executive shall fail to perform such duties for periods aggregating one hundred eighty (180) business days, which must be continuous, in any continuous period of one (1) year. A determination of Permanent Disability will be made by a physician selected by the Company; provided, however, that if the Executive disagrees with such determination, and supports such disagreement with a physician’s letter, then the Company’s physician and the Executive’s physician shall together select a third physician (whose fee shall be borne by the Company) whose determination of Permanent Disability shall be binding on the Executive and the Company.

6.2           The Term may be terminated by the Company, with and without Cause (as defined below). Termination of the Executive for Cause pursuant to this Section 6.2 shall be made by delivery to the Executive of a written notice (the “Notice of Termination”), given at least thirty (30) days prior to the effective date of such termination, by the Board specifying the particulars of any conduct by the Executive deemed to constitute Cause. Notice of Termination shall not be given except upon an absolute majority vote of the Board and an absolute majority of all shareholders (in a vote where the Executive shall not be precluded from voting his shares) at a meeting at which the Executive shall have had the opportunity (along with counsel) to be heard. Moreover, the Notice of Termination shall be rescinded if, within thirty (30) days after receiving such notice, the Executive shall have cured the Cause; provided, however, that if cure is not possible within thirty (30) days, then the Notice of Termination shall be rescinded if Executive has taken reasonable steps towards cure and continuously pursues the cure. As used herein, the term “Cause” means: (a) gross neglect of or willful and continuing refusal by the Executive to substantially perform the Executive’s duties hereunder (other than due to death or Permanent Disability, as such term is defined herein), or (b) any intentional breach of a material provision of Section 8 of this Agreement by the Executive; or (c) conviction of, or plea of nolo contendere by, the Executive to (i) an offense that is a felony in the jurisdiction involved (other than traffic related offenses) or (ii) a felony involving moral turpitude.

6.3           The Term may be terminated by the Executive, with or without Good Reason (as defined herein), by providing the Company with thirty (30) days prior written notice of such termination.

Section 7.               Severance.

7.1           Cause. If the Term is terminated by the Company for Cause, the Company will pay to the Executive an aggregate amount equal to the Executive’s accrued and unpaid Base Salary and a prorata bonus based in an amount equal to the pro rata portion of the Executive’s last year annual bonus, if any, for services rendered through the date of such termination, accrued but unpaid vacation and sick leave, and any options or other equity compensation held by the Executive on the Date of Termination shall be treated in accordance with the terms and conditions of the applicable stock or incentive plan.

7.2           Without Cause. In the event that Section 7.6 does not apply and, (a) if the Term is terminated by the Company without Cause (other than by reason of the Executive’s death or Permanent Disability), in addition to any other remedies available, (b) if the Executive terminates the Term for Good Reason, or (c) the Term of the Agreement is not extended by the Company pursuant to Section 2.1 hereof, then the Company shall pay the Executive a lump sum within thirty (30) days of his termination of employment in an amount equal to two years of his Base Salary at the rate in effect at the time of the Executive’s termination of employment through the end of his term of employment as determined by Section 2.1 of this Agreement (the “Continuation Period”), which shall be paid in accordance with the Company’s normal payroll periods and practices, and two years of the annual bonus (at an amount equal to the pro rata portion of the Executive’s last year annual bonus, if any), and unpaid vacation time and sick leave, he would have been eligible to receive in the fiscal year in which the termination occurs, as if he had continued to work the entire year through the anniversary of the Effective Date. In addition, the Company shall pay the premium for continuation coverage for the Executive and each of his dependents who at the Date of Termination was covered by the Company’s group health plan, but only to the extent the Executive and each such dependent has made a valid election to continue coverage under such plan pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (“COBRA”), until the end of the Continuation Period; provided, however, that such continuation coverage shall terminate to the extent that the Executive is offered or obtains medical or hospitalization benefits coverage from any other employer during the Continuation Period. All of the Executive’s unvested stock options and any other unvested benefits under any compensation or employee benefit plan of the Company held by the Executive at the date of termination will immediately vest and, in the case of stock options, become exercisable for a period of the shorter of the exercise period in effect immediately prior to the Executive’s date of death or the period ending twenty-four (24) months from the Executive’s date of termination.

7.3           Other than Death, Permanent Disability or Good Reason. If the Term is terminated by the Executive other than because of his death, Permanent Disability or for Good Reason, the Company will pay to the Executive an aggregate amount equal to the Executive’s accrued and unpaid Base Salary for services rendered through the date of such termination, accrued but unpaid vacation and sick leave, and any options or other equity compensation held by the Executive on the Date of Termination shall be treated in accordance with the terms and conditions of the applicable stock or incentive plan.

7.4           Death. If the Term is terminated due to the Executive’s death, the Company will pay to the Executive’s estate an aggregate amount equal to the Executive’s accrued and unpaid Base Salary for services rendered through the date of the Executive’s death. In addition, the Executive’s estate shall receive an amount equal to the pro rata portion of the average of the Executive’s last two (2) years’ annual bonus, if any (i.e., the average of the Executive’s last 2 years annual bonus multiplied by the portion of the year the Executive worked prior to his death), to be paid within thirty (30) days of the Executive’s date of death. The Company shall pay the premium for continuation coverage for each of the Executive’s dependents who at the date of the Executive’s death was covered by the Company’s group health plan and who make a valid election to continue coverage under such plan pursuant to COBRA for a period of eighteen (18) months from the date of the COBRA election. All of the Executive’s unvested stock options and any other unvested benefits under any compensation or employee benefit plan of the Company held by the Executive at the date of death will immediately vest and, in the case of stock options, become exercisable said exercise to occur thereafter at any time, in whole or in part, after Executive’s death.

7.5           Permanent Disability. If the Term is terminated due to the Executive’s Permanent Disability, the Executive or the Executive’s legal representative shall be entitled to be paid (in accordance with the normal payroll procedures of the Company) (a) the Executive’s accrued and unpaid Base Salary for services rendered through the date of such termination, (b) Executive’s accrued but unpaid vacation and sick leave, and (c) an amount equal to the Executive’s Base Salary otherwise payable under this Agreement for a period that is the shorter of (i) six (6) months following the Date of Termination or (ii) the date on which the Executive begins to receive payments under the Company’s long-term disability policy. In addition, the Executive or the Executive’s legal representative shall receive an amount equal to the pro rata portion of the average of the Executive’s last two (2) years’ annual bonus, if any, to be paid within thirty (30) days of the termination of the Term due to the Executive’s Permanent Disability. Any stock options or other equity benefits under any compensation or employee benefit plan of the Company held by the Executive on the Date of Termination shall immediately vest and, in the case of stock options, become exercisable, said exercise to occur thereafter at any time, in whole or in part, at the Executive’s discretion.

7.6           Change in Control. Upon the occurrence of a Trigger Event (as defined below), the Executive shall be entitled to receive a lump sum payment not later than thirty (30) days following the termination of his employment equal to the Three Year Amount (as defined below) on the Date of Termination. As used herein, the term “Trigger Event” means either (a) termination of the Executive’s employment with the Company or any successor at any time during the period beginning three (3) months prior to the effective date of a Change in Control (as defined below) and ending twelve (12) months after the Change in Control, other than a termination for Cause by the Company or termination of the Executive’s employment by the Executive without Good Reason (as defined below) during such period, or (b) failure, upon a Change in Control, of either the Company or any successor to all or a substantial portion of the Company’s business and/or assets to continue the Executive’s employment as the President, Chairman of the Board, and CEO or such successor for a period of at least twelve (12) months after the effective date of the Change in Control, with a salary at least equal to the Base Amount (as defined below), and with no Significant Diminution (as defined in Section 7.7 below). The “Three Year Amount” means three (3) times the sum of the Base Amount as defined below) and the Bonus Amount (as defined below). The “Base Amount” means the annualized Base Salary which the Executive is earning immediately prior to the Change in Control. The “Bonus Amount” means the annual bonus, if any, received by the Executive that is attributable to the Executive’s performance during the full fiscal year immediately prior to the effective date of the Change in Control.

 (a)           Upon a Change in Control, all stock options or (to the extent not prohibited by tax or other law) other unvested benefits under any compensation or employee benefit plan of the Company shall immediately become vested and exercisable (with a cashless exercise) by the Executive, said exercise to occur thereafter at any time, in whole or in part, at the Executive’s discretion.

 (b)           During the 18-month period following the Trigger Event, the Company or its successor shall either continue the Executive and Executive’s dependents’ health and medical and life insurance coverage as in effect immediately before the Trigger Event at the same cost, if any, or, if a continuation of such coverages is not permitted pursuant to the terms of a plan or other applicable instrument, the Company shall provide the Executive with substantially the same benefits that were provided under such coverages.

 (c)           If, in connection with the termination of Executive’s employment the Executive shall be liable for the payment of an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to any payment of money or property made by the Company, the Company shall pay to the Executive an amount to indemnify him against such excise tax and against any additional federal, state and local income and excise taxes imposed on him as a result of such indemnification. With respect to any payment that is made to the Executive under the terms of this Agreement in the year of his termination of employment and on which the excise tax under Section 4999 of the Code will be assessed, the payment determined under this Section 7.6(c) shall be made to the Executive not later than thirty (30) days following his termination of employment. With respect to any payment made under the terms of this Agreement in any other year and on which an excise tax under Section 4999 of the Code will be assessed, the payment under this Section 7.6(c) shall be made to the Executive not later than December 31st of the year in which the payment on which such excise tax will be assessed is made to him. To confirm that the proper amount, if any, was paid to the Executive under this Section 7(c), the Executive shall furnish to the Company a copy of each tax return which reflects a liability for an excise tax payment under Section 4999 of the Code with respect to a payment made by the Company, at least twenty (20) days before the date on which such return is filed with the Internal Revenue Service.

 (d)           The Company shall notify the Executive in writing promptly after the Company becomes aware of or anticipates that a Change in Control is likely to take place.

7.7           As used herein, the term “Good Reason” means a good faith determination by Executive that there has been a: (a) a failure of the Company or its successors to pay the Executive any amounts due to him or fulfill any other material obligations to the Executive (after fifteen (15) days’ notice to cure); or (b) a failure of the Company or its successors to maintain the Executive’s position as President, Chairman of the Board, and CEO or its successors, or any significant diminution in the Executive’s duties or responsibilities, as set forth on Appendix A attached hereto, other than in connection with the termination of the Executive’s employment for Cause, Permanent Disability or as a result of the Executive’s death or by the Executive other than for Good Reason or the assignment to Executive of any duties of lesser status, dignity and character than those set forth in Appendix A, or any change in Executive’s reporting relationships; or (c) any decrease in the Executive’s annual compensation level or in the value of the Executive’s benefits; or (d) any move of the offices of the Company or its successor without the consent of the Executive that would require the Executive to commute more than twenty-five (25) miles more each way than the Executive currently commutes; or (e) any continued employment of the Executive by the Company or its successor that would be substantially likely to cause the Executive to breach a material obligation which the Executive reasonably believes is owed by him to a prior employer or any other third party (violation of any of the foregoing constitutes a “Significant Diminution”).

7.8           As used herein, the term “Change in Control” shall be deemed to have occurred if:

 (a)           any person, firm or corporation, within any rolling two-year period, acquires, directly or indirectly, the Beneficial Ownership (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) of any voting security of the Company and immediately after such acquisition, the acquirer has Beneficial Ownership of voting securities representing fifty percent (50%) or more of the total voting power of all the then-outstanding voting securities of the Company; or

 (b)           the individuals (i) who, as of the date hereof constitute the Board of Directors of the Company (the “Original Directors”) or (ii) who thereafter are elected to the Board of Directors of the Company (the “Company Board”) and whose election, or nomination for election, to the Company Board was approved by a vote of at least two-thirds of the Original Directors then still in office (such Directors being called “Additional Original Directors”) or (iii) who are elected to the Company Board and whose election or nomination for election to the Company Board was approved by a vote of at least two-thirds of the Original Directors and Additional Original Directors then still in office, cease for any reason to constitute a majority of the members of the Company Board; or

 (c)           the stockholders of the Company shall approve a merger, consolidation, recapitalization or reorganization (or consummation of any such transaction if stockholder approval is not sought or obtained), other than any such transaction which would result in more than sixty-six percent (66%) of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction being beneficially owned by holders of outstanding voting securities of the Company immediately prior to the transaction, with the voting power of each such continuing holder relative to such other continuing holders not being not altered substantially in the transaction; or

 (d)           the stockholders of the Company shall approve a plan of complete liquidation of the Company or an agreement for the sale, lease or disposition by the Company of all or a substantial portion of the Company’s assets (i.e., fifty percent (50%) or more in value of the total assets of the Company) other than to a subsidiary or affiliate.

7.9           The Executive shall have no duty to mitigate and any benefits received pursuant to this Article 7 shall not be reduced by income that the Executive may earn from any other sources.

Section 8.              Confidential Information and Non-Compete.

8.1           In consideration of the covenants of the Company herein, the Executive agrees as follows:

 (a)           The Executive hereby agrees and acknowledges that he has and has had access to or is aware of Confidential Information (as defined below). The Executive hereby agrees that he shall keep strictly confidential and will not during and after the Term, without the Company’s express written consent, divulge, furnish or make accessible to any person or entity, or make use of for the benefit of himself or others, any Confidential Information obtained, possessed, or known by him except as required in the regular course of performing the duties and responsibilities of his employment by the Company while in the employ of the Company, and that he will, prior to or upon his Date of Termination deliver or return to the Company all such Confidential Information that is in written or other physical or recorded form or which has been reduced to written or other physical or recorded form, and all copies thereof, in his possession, custody or control. The foregoing covenant shall not apply to (i) any Confidential Information that becomes generally known or available to the public other than as a result of a breach of the agreements of the Executive contained herein, (ii) any disclosure of Confidential Information by the Executive that is expressly required by judicial or administrative order; provided, however, that the Executive shall have (x) notified the Company as promptly as possible of the existence, terms and circumstances of any notice, subpoena or other process or order issued by a court or administrative authority that may require him to disclose any Confidential Information, and (y) cooperated with the Company, at the Company’s request, in taking legally available steps to resist or narrow such process or order and to obtain an order or other reliable assurance that confidential treatment will be given to such Confidential Information as is required to be disclosed.

(b)           For purposes of this Agreement, “Confidential Information” means all non-public or proprietary information, data, trade secrets, “know-how”, or technology with respect to any products, designs, improvements, research, styles, techniques, suppliers, clients, markets, methods of distribution, accounting, advertising and promotion, pricing, sales, finances, costs, profits, financial condition, organization, personnel, business systems (including without limitation computer systems, software and programs), business activities, operations, budgets, plans, prospects, objectives or strategies of the Company or the Affiliate.

(c)           Executive recognizes and acknowledges that as a result of this Agreement with LocatorX, Executive will have access to and acquire valuable information and training, will work with patents which LocatorX holds world-wide rights, and will gain highly specialized knowledge. Executive expressly acknowledges that the passing on, misuse or misappropriation of such information, training or specialized knowledge will cause immeasurable and irreparable harm to LocatorX. Executive expressly acknowledges that as an inducement to LocatorX to enter this Agreement with Executive, Executive agrees that for a period of thirty six (36) months after termination of this Agreement Executive will not directly or indirectly engage in the business of designing, developing, or consulting the design or development by any third party of software, products or services in the field of products and services offered by LocatorX or such other products that may infringe upon rights held by LocatorX or LocatorX customers under its licensed patents or other protectable interests, either as an employee, officer, director, sole proprietor, independent contractor, representative, agent partner, joint venturer, shareholder or principal.

Section 9.             Intellectual Property.

During the Term, the Executive will disclose to the Company all ideas, inventions and business plans developed by him during such period which relate directly to the business of the Company, including without limitation, any process, operation, product or improvement which may be patentable or copyrightable. The Executive and the Company agree that all patents, licenses, copyrights, tradenames, trademarks, service marks, advertising campaigns, promotional campaigns, designs, logos, slogans and business plans developed or created by the Executive in the course of his employment hereunder, either individually or in collaboration with others, will be deemed “work for hire”. Additional compensation for patent filings will be made in amounts and on terms to be determined by the Compensation Committee at the time of the filing of the patent assignments, but in no case less than payments made to other consultants and employees of the Company. Executive will take all steps necessary to secure the rights thereto to the Company as the case may be, by patent, copyright or otherwise.

Section 10.           Return of Company Property.

Upon the termination of the Executive’s employment with the Company, the Executive shall promptly return to the Company headquarters all company owned personal computers, office keys, security badges, and any other physical property of the Company, including without limitation, reports, computer programs, manuals, USB chips, and data including employee customer and contact lists, source code, and electronic records and files in any format.

Section 11.           Section 409A.

The provisions of this Agreement are intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and any final regulations and guidance promulgated thereunder (“Section 409A”) and shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A.

To the extent that Executive will be reimbursed for costs and expenses or in-kind benefits, except as otherwise permitted by Section 409A, (a) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, (b) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year; provided that the foregoing clause (b) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 1OS(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect and (c) such payments shall be made on or before the last day of the taxable year following the taxable year in which you incurred the expense.

A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination constitutes a “Separation from Service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement references to a “termination,” “termination of employment” or like terms shall mean Separation from Service.

Each installment payable hereunder shall constitute a separate payment for purposes of Treasury Regulation Section l.409A-2(b), including Treasury Regulation Section l.409A-2(b)(2)(iii). Each payment that is made within the terms of the “short-term deferral” rule set forth in Treasury Regulation Section 1.409A-l (b)(4) is intended to meet the “short-term deferral” rule. Each other payment is intended to be a payment upon an involuntary termination from service and payable pursuant to Treasury Regulation Section l.409A-1(b)(9)(iii), et. seq., to the maxim um extent permitted by that regulation, with any amount that is not exempt from Code Section 409A being subject to Code Section 409A.

Notwithstanding anything to the contrary in this Agreement, if Executive is a “specified employee” within the meaning of Section 409A at the time of Executive’s termination, then only that portion of the severance and benefits payable to Executive pursuant to this Agreement, if any, and any other severance payments or separation benefits which may be considered deferred compensation under Section 409A (together, the “Deferred Compensation Separation Benefits”), which (when considered together) do not exceed the Section 409A Limit (as defined herein) may be made within the first six (6) months following Executive’s termination of employment in accordance with the payment schedule applicable to each payment or benefit. Any pm1ion of the Deferred Compensation Separation Benefits in excess of the Section 409A Limit otherwise due to Executive on or within the six (6) month period following Executive’s termination will accrue during such six (6) month period and will become payable in one lump sum cash payment on the date six (6) months and one (1) day following the date of Executive’s termination of employment. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, i f Executive dies following termination but prior to the six (6) month anniversary of Executive’s termination date, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit.

For purposes of this Agreement, “Section 409A Limit” will mean a sum equal (x) to the amounts payable prior to March 15 following the year in which Executive terminations plus (y) the lesser of two (2) times: (i) Executive’s annualized compensation based upon the annual rate of pay paid to Executive during the Company’s taxable year preceding the Company’s taxable year of Executive’s termination of employment as determined under Treasury Regulation l.409A- I (b)(9)(iii)(A)(l ) and any IRS guidance issued with respect thereto; or (ii) the maxim um amount that may be taken into account under a qualified plan pursuant to Section 401 (a)(l 7) of the Code for the year in which Executive’s employment is terminated.

If any payment provided to Executive pursuant to this Agreement is subject to adverse tax consequences under Code Section 409A, then Company shall make such additional payments to Executive (“409A Gross Up Payments”) as are necessary to provide Executive with enough funds to pay the additional taxes, interest, and penalties imposed by Code section 409A (collectively, the “409A Tax”), as well as any additional taxes, including but not limited to additional 409A Tax, attributable to or resulting from the payment of the 409A Gross Up payments, with the end result that Executive shall be in the same position with respect to his tax liability as he would have been in if no 409A Tax had ever been imposed; provided, however, that the Company’s obligation to make payments under this Section 15 shall be limited to an amount equal to three times the 409A Tax (not including for this purpose 409A Tax attributable to the payment of any portion of the 409A Gross Up Payment). The Company shall make any payments required by this paragraph no later than the last day of Executive’s taxable year next following the Executive’s taxable year in which the 409A Tax is remitted to the taxing authority.

 Section 12.          Enforceability.

The failure of any party at any time to require performance by another party of any provision hereunder shall in no way affect the right of that party thereafter to enforce the same, nor shall it affect any other party’s right to enforce the same, or to enforce any of the other provisions in this Agreement; nor shall the waiver by any party of the breach of any provision hereof be taken or held to be a waiver of any subsequent breach of such provision or as a waiver of the provision itself.

Section 13.           Assignment.

This Agreement is a personal contract and the Executive’s rights and obligations hereunder may not be sold, transferred, assigned, pledged or hypothecated by the Executive. The rights and obligation of the Company hereunder shall be binding upon and run in favor of the successors and assigns of the Company; provided, however, the Company may not assign or transfer its rights or obligations under this Agreement unless such assignee or transferee assumes the liabilities, obligations and duties of the Company, as contained in this Agreement, either contractually or as a matter of law.

Section 14.           Modification.

This Agreement may not be orally canceled, changed, modified or amended, and no cancellation, change, modification or amendment shall be effective or binding, unless in writing and signed by the parties to this Agreement.

Section 15.           Severability; Survival.

In the event any provision or portion of this Agreement is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall nevertheless be binding upon the parties with the same effect as though the invalid or unenforceable part had been severed and deleted. The respective rights and obligations of the parties hereunder shall survive the termination of the Executive’s employment to the extent necessary to the intended preservation of such rights and obligations.

Section 16.           Life Insurance/Directors & Officers Insurance.

Company shall obtain and pay for a Seven Million Dollar ($7,000,000) life insurance policy on the life of the Executive, and the Executive shall be the beneficiary of $2,000,000 of the face amount of the policy, with the Company being the beneficiary of the other $5,000,000 of the face amount of the policy. The Executive agrees that the Company shall have the right to obtain additional life insurance on the Executive’s life, at the sole expense of the Company and with the Company as the sole beneficiary thereof. The Executive shall (a) cooperate fully in obtaining such life insurance, (b) sign any necessary consents, assignments, applications and other related forms or documents and (c) take any reasonably required medical examinations.

The Company shall obtain and maintain directors and officers insurance (“D&O Insurance”) covering Executive in amounts acceptable to Executive, in his sole discretion.

Section 17.           Notice.

Any notice, request, instruction or other document to be given hereunder by any party hereto to another party shall be in writing and shall be deemed effective (a) upon person delivery, if delivered by hand, or (b) three days after the date of deposit in the mails, postage prepaid if mailed by certified or registered mail, (c) on the next business day, if sent by facsimile transmission or prepaid overnight courier service, or (d) the next business day, if sent by email, and in each case, addressed as follows:

If to the Executive:

William D. Meadow

4544 Swilcan Bridge Lane

Jacksonville Beach, FL 32224

Email: billymeadow@gmail.com

If to the Company:

LocatorX, Inc.

10752 Deerwood Park Blvd., Suite 100

Jacksonville, Florida 32256

Email: shearalph@mvportfolios.com

Any party may change the address to which notices are to be sent by giving notice of such change of address to the other party in the manner herein provided for giving notice.

Section 18.           Governing Law; Exclusive Venue.

The validity, interpretation, performance, and enforcement of this Agreement shall be governed by the laws of the State of Florida without reference to the choice of law principles hereof. Exclusive venue for any action interpreting or for enforcement of this Agreement shall be brought in Duval County, Florida.

Section 19.           Indemnification and Attorney’s Fees.

The Company shall indemnify, hold harmless and defend the Executive against reasonable costs, including legal fees, incurred by him in connection with or arising out of any action, suit or proceeding in which he may be involved, as a result of his efforts, in good faith, to defend or enforce the terms of this Agreement, without regard to whether the Executive is the prevailing party in such action, suit or proceeding.

Section 20.           No Conflict.

The Executive represents and warrants that he is not subject to any agreement, instrument, order, judgment or decree of any kind, or any other restrictive agreement of any character, which would prevent him from entering into this Agreement or which would be breached by the Executive upon his performance of his duties pursuant to this Agreement.

Section 21.           Counterparts.

This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, and all of which constitute one and the same Agreement.

Section 22.           Entire Agreement.

This Agreement represents the entire agreement between the Company and the Executive with respect to the subject matter hereof, and all prior agreements, plans and arrangements relating to the employment of the Executive by the Company are nullified and superseded hereby.

Section 23.           Headings.

The headings contained in this Agreement are for reference purposes only, and shall not affect the meaning or interpretation of this Agreement.

[The following page is the signature page]

IN WITNESS WHEREOF, the parties have executed this Employment Agreement effective as of the day and year first above written.

LocatorX, Inc.

By:	/s/ Shea Ralph
Name: Shea Ralph
Title: Board Member

/s/ William D. Meadow
William D. Meadow, Executive

APPENDIX A

OVERALL RESPONSIBILITY: President, Chairman of the Board of Directors, and CEO of Company

ESSENTIAL FUNCTIONS:

Direct and coordinate activities of business development concerned with identification of and personal contribution of new technologies and intellectual property focused in the area of location based products and services for productization and distribution by Company

To recruit and lead management teams in the Company, so that they may achieve sales revenue, and profit targets while managing budgeted expenses; and

Achieve and maintain high levels of employee satisfaction in the Company through compensation, education, career enhancements, and recognition.